EXHIBIT 12
NEWELL RUBBERMAID INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio data)

	Three Months Ended
	March 31,
	2006	2005
Earnings available for fixed charges:
(Loss) income before income taxes	$(5.6)	$42.7
Fixed charges:
Interest expense	38.1	34.0
Portion of rent determined to be interest (1)	7.8	10.1
Equity earnings	(0.2)	(0.2)

	$40.1	$86.6

Fixed charges:
Interest expense	$38.1	$34.0
Portion of rent determined to be interest (1)	7.8	10.1

	$45.9	$44.1

Ratio of earnings to fixed charges	0.87	1.96

(1) A standard ratio of 33% was applied to gross rent expense to approximate the interest portion of short-term and long-term leases.